UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

QIAGEN N.V.

Form 6-K

Item
Print Announcement in the NCR Handelsblad, Amsterdam, The Netherlands, on June 27, 2007

Invitation to attend the Extraordinary General Meeting of Shareholders of QIAGEN N.V.

QIAGEN N.V. Shareholders’ Circular

Attendance Form for Extraordinary General Meeting of Shareholders

Proxy for Extraordinary General Meeting of Shareholders

Letter to Shareholders Regarding Voting at the Extraordinary General Meeting of Shareholders

Proposed Deed of Amendment of the Articles of Association of QIAGEN N.V.

Results of Extraordinary General Meeting of Shareholders

Signatures

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JULY 20, 2007

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Shareholders (the “EGM”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Friday, July 20, 2007 at 10:00 a.m. local time, in Venlo, Tegelen, the Bilderberg Château Holtmuehle, located at Kasteellaan 10, The Netherlands.

The agenda of the EGM of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Approval of the acquisition of Digene Corporation. (Voting item);

3.	Amendment of the Articles of Association of the Company. (Voting item);

4. a.	Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 3, to issue ordinary and financing preference shares or rights to subscribe for such shares in the capital of the Company for up to a maximum of the number of ordinary shares and financing preference shares authorized at the time of the effectiveness of the amendment of the Articles of Association referred to under Item 3. (Voting item);

b.	Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 3, to restrict or exclude the pre-emption rights accruing to the Shareholders for up to a maximum of 50% of the number of ordinary shares to be issued or rights to subscribe for such shares to be granted under the authorization referred to under Item 4 a. (Voting item);

c.	Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 3, to issue preference shares or rights to subscribe for preference shares in the capital of the Company for up to a maximum of the number of preference shares authorized and with due observance of the limitations set forth in the Articles of Association. (Voting item);

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5.	Questions;

6.	Closing.

Copies of the shareholders’ circular relating to the approval of the acquisition of Digene Corporation and the proposed amendment of the Articles of Association can be obtained free of charge by shareholders and other persons entitled to attend the EGM at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the EGM and through the website of the Company.

A shareholders’ circular, together with an attendance form and form of proxy, has been mailed to registered shareholders on or about June 26, 2007. Registered shareholders wishing to exercise their shareholder rights in person are obliged to complete, sign and send the attendance form, such that the attendance form will be received by no later than close of business (New York time) on July 13, 2007 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

Registered shareholders wishing to exercise their shareholder rights by proxy, are obliged to complete, sign and send the proxy card, such that the proxy card will be received by no later than close of business (New York time) on July 17, 2007 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America. Registered shareholders may only exercise their shareholders rights for the shares registered in their name on the day of the meeting.

Registered holders of type II shares, as referred to in article 8.3 (ii) of the Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to registered shareholders that have properly notified the Company of their intention to attend the EGM.

As at prior meetings, the official language of the EGM shall be the English language.

The Managing Board Venlo, The Netherlands June 26, 2007

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DEAR SHAREHOLDER:

You are cordially invited to attend the Extraordinary General Meeting of Shareholders (“EGM”) of QIAGEN N.V., a public limited liability company organized and existing under the laws of The Netherland, to be held on Friday, July 20, 2007 at 10:00 a.m., local time, at the Bilderberg Château Holtmuehle, Kasteellaan 10, 5932 AG Venlo, Tegelen, The Netherlands.

We have enclosed an attendance form, proxy card and a shareholders’ circular for use in connection with the meeting.

The Supervisory Board has fixed the close of business on June 14, 2007 as the notional record date for the determination of shareholders entitled to notice of the EGM. However, in accordance with Dutch law, only holders of record of the Common Shares on the date of the EGM are entitled to vote at the meeting or by proxy.

We hope that you will be able to attend the EGM. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be returned no later than the close of business on July 13, 2007 in order for you to attend the meeting.

Whether or not you plan to attend the EGM, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than the close of business on July 17, 2007 for your vote to count. This will ensure your proper representation at the EGM. If you attend the EGM, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

June 26, 2007

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

SHAREHOLDERS’ CIRCULAR

For the Extraordinary General Meeting of Shareholders of QIAGEN N.V. relating to the proposed acquisition of Digene Corporation.

To be held at the Bilderberg Château Holtmuehle, Kasteellaan 10, Venlo 5932 AG, Tegelen on Friday, July 20, 2007, beginning at 10:00 a.m. (CET).

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This shareholders’ circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities to any person in any jurisdiction. This is intended solely for shareholders of QIAGEN (as defined herein) in connection with determining whether to approve the Transaction (as defined herein) and other proposals included in the Agenda and is not to be used for any other purpose.

Information set forth in this shareholders’ circular contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of QIAGEN’s products, the timing of the completion of the Transaction, the anticipated benefits of the Transaction involving QIAGEN and Digene (as defined herein), including future financial and operating results, the expected financing for the Transaction and other statements that are not historical facts. QIAGEN and Digene caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

The risks and uncertainties involved in forward-looking statements include: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the Transaction because conditions to closing of the Transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the Transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the Transaction may not be fully realized or may take longer to realize than expected; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the Transaction will require QIAGEN to obtain significant financing. The combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favourable terms.

Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks and uncertainties described above are not exhaustive. The most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, and Form 8-K filed by Digene with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. QIAGEN has filed a Report on Form 6-K that includes as an exhibit the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN has also filed a Registration Statement on Form F-4 and a Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the Transaction. QIAGEN has mailed a Prospectus, which is part of the Registration Statement on Form F-4, the Digene Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to stockholders of Digene upon commencement of the exchange offer. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

ADDITIONAL INFORMATION

Both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web sites www.qiagen.com and www.digene.com.

The information included in this shareholders’ circular is provided as of the date of this shareholders’ circular. Under no circumstances may the issue and distribution of this shareholders’ circular be interpreted as implying that the information contained herein is accurate and complete at a later date than the date of this shareholders’ circular. This shareholders’ circular is governed by Dutch law and must be read and interpreted in accordance therewith. Any dispute arising in connection with this document will be subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

i

1	DEFINITIONS

Agenda	The agenda for the EGM

Digene	Digene Corporation, a corporation organized and existing under the laws of the state of Delaware and having its registered address at 1013 Centre Road, City of Wilmington, County of New Castle 19805

Digene Shares	The outstanding shares of common stock of Digene

QIAGEN

QIAGEN N.V., a public limited liability company incorporated under the laws of the Netherlands, having its statutory seat in Venlo, The Netherlands and its principal offices at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, registered in the Dutch Commercial Register under number 12036979

CET	Central European Time

Completion	The closing of the Transaction pursuant to the terms of the Transaction Documents

EGM

The extraordinary general meeting of Shareholders to be held at 10:00 a.m. CET on Friday, July 20, 2007 in Venlo 5932 AG, Tegelen, at the Bilderberg Château Holtmuehle, located at Kasteellaan 10, The Netherlands

Managing Board	The Managing Board of QIAGEN

Shareholders	The holders of QIAGEN shares

Supervisory Board	The Supervisory Board of QIAGEN

Transaction	An exchange offer for purposes of acquiring control of, and ultimately the entire common equity interest in, Digene. This offer is being made pursuant to the merger agreement (as defined below)

Transaction Documents

Agreement and Plan of Merger (as such agreement may from time to time be amended or supplemented), or the merger agreement, dated as of June 3, 2007, by and among QIAGEN, QIAGEN North American Holdings, Inc., a California corporation and wholly owned subsidiary of QIAGEN, or QNAH, QIAGEN Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of QNAH, or Merger Sub, and Digene; QIAGEN’s Registration Statement on Form F-4 and Schedule TO and Digene’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission and other ancillary documents related to the Transaction

2	LETTER FROM THE CHAIRMAN OF THE SUPERVISORY BOARD AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholder:

The EGM is being convened to vote on the acquisition of Digene Shares for a combination of cash and QIAGEN shares, and other proposals related thereto.

This Transaction has the potential to create significant value for our Shareholders and other stakeholders, and forms instantaneous market and technology leadership in molecular diagnostics, which is one of the most exciting areas of life sciences and healthcare. Digene’s business of HPV testing for cervical cancer diagnosis links virology with oncology, thereby creating an exceptional platform for QIAGEN to add more molecular diagnostic products and strategically position QIAGEN for future growth. We are enthusiastic about the opportunity to combine our complementary strengths and collective resources as one company. This Transaction provides us with many options to drive top-line and bottom-line growth, such as access to new channels with existing and new products and combined technology, resources and infrastructure to provide greater operating strengths. This strategic Transaction has the potential to catalyze growth, and, as such we do not anticipate significant changes in the combined company’s workforce. The Managing Board and Supervisory Board have unanimously determined, after taking into account the interests of QIAGEN’s Shareholders and other stakeholders, that this Transaction presents an attractive proposal for the Shareholders and other stakeholders.

This document contains important information about the Transaction and other proposals relating thereto, and we recommend that all Shareholders read it through thoroughly before making any decision on this important matter. The Agenda for the EGM and the text of the proposed amendment of the Articles of Association are available on QIAGEN’s website at www.qiagen.com and can be obtained free of charge by directing a request to QIAGEN’s Investor Relations department at QIAGEN Strasse 1, 40724 Hilden, Germany.

The Managing Board and Supervisory Board believe that the Transaction is fair from a financial point of view and in the best interest of QIAGEN, the Shareholders and other stakeholders and recommend that the Shareholders vote in favour of the resolution to approve the Transaction.

Yours sincerely,

QIAGEN N.V.

/s/ Detlev H. Riesner	/s/ Peer M. Schatz

Professor Dr. Detlev H. Riesner	Peer M. Schatz
Chairman of the Supervisory Board	Chief Executive Officer

3	AGENDA

The Agenda for the EGM is as follows:

1.	Opening;

2.	Approval of the Transaction. (Voting item);

3.	Amendment of the Articles of Association of QIAGEN. (Voting item);

4. a.	Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 3, to issue ordinary and financing preference shares or rights to subscribe for such shares in the capital of QIAGEN for up to a maximum of the number of ordinary shares and financing preference shares authorized at the time of the effectiveness of the amendment of the Articles of Association referred to under Item 3. (Voting item);

b.	Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 3, to restrict or exclude the pre-emption rights accruing to the Shareholders for up to a maximum of 50% of the number of ordinary shares to be issued or rights to subscribe for such shares to be granted under the authorization referred to under Item 4 a. (Voting item);

c.	Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 3, to issue preference shares or rights to subscribe for preference shares in the capital of QIAGEN for up to a maximum of the number of preference shares authorized and with due observance of the limitations set forth in the Articles of Association. (Voting item);

5.	Questions;

6.	Closing.

4	EXPLANATORY NOTES

4.1	Explanatory Note to Item 2—Approval of the Transaction

Introduction

On June 3, 2007, QIAGEN entered into the merger agreement pursuant to which QIAGEN agreed, subject to, among other conditions, the approval of the Transaction by the Shareholders, to acquire the Digene Shares.

The Supervisory Board has unanimously approved the Transaction and recommends that the Shareholders approve the Transaction at the EGM and pass a resolution to this effect.

According to QIAGEN’s Articles of Association, such a resolution approving the Transaction may be passed by an affirmative vote of a simple majority of votes cast by the Shareholders present or represented at the EGM.

Digene History and Business Description

Digene is a leader in molecular diagnostics, developing, manufacturing and marketing proprietary DNA and RNA tests, with a focus on women’s health. Digene holds a unique leadership position in molecular diagnostics. Digene’s primary product, the Digene® HPV (human papillomavirus) Test, screens for the presence of high-risk types of the virus that have been shown to be the cause of cervical cancer. The Digene HPV Test is the only test that is both FDA-approved and CE-marked for HPV. This addresses one of the largest and most rapidly expanding market segments in women’s health and molecular diagnostics.

HPV is a family of common viruses, of which more than 30 types are transmitted through intimate (genital) skin-to-skin contact. The U.S. Centers for Disease Control and Prevention estimates that 6.2 million Americans acquire a new genital HPV infection every year and that 80% of women will be infected by the age of 50. HPV testing is typically performed in the same laboratories in which QIAGEN’s products are used. In addition, the new combined company will be uniquely positioned to facilitate HPV testing in under-served regions in both industrialized and developing countries.

Digene’s product portfolio also includes tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea. Digene has received regulatory approval from the U.S. Food and Drug Administration with respect to these tests. Digene’s tests are marketed in more than 40 countries worldwide.

Digene was first formed in 1987 as a private company, and became a publicly traded company in May 1996. Since its incorporation in 1987, Digene has devoted substantially all of its resources to developing, manufacturing and marketing its proprietary gene-based testing systems for the screening, monitoring and diagnosis of human disease. Digene’s revenues, to a significant extent, have been derived from the sales of its diagnostic tests for the presence of HPV. HPV test revenues of US$134,361,000 accounted for 88% of total revenues in Digene’s fiscal year 2006 (July 1, 2005 to June 30, 2006) and 91% of total revenues (US$135,162,000) in the first nine months of fiscal year 2007. Digene’s consolidated historical financial information is attached hereto as Annex 1.

Digene’s goal is to become a global leader in gene-based testing systems for women’s cancers and infectious diseases. Its strategy is to leverage both its position as a pioneer in the HPV testing market and its Hybrid Capture® technology to develop additional tests for the early detection of disease.

Digene owns or has license rights to over 170 patents and patent applications worldwide. Its most significant patent rights relate to its Hybrid Capture technology and HPV types. Through Digene’s owned patents, exclusive and non-exclusive license agreements and the public domain, Digene has rights or access to all 13 of the commonly recognized high-risk HPV types.

Digene has a manufacturing facility and corporate headquarters in Gaithersburg, Maryland. Digene has over 500 employees and subsidiaries in Brazil, France, Italy, Germany, Spain, Switzerland and the United Kingdom.

Background to and Rationale for the Transaction

QIAGEN is the world’s leading provider of sample and assay technologies for biological targets such as DNA, RNA and proteins. Through its technology-leading positions as well as through catalytic acquisitions, QIAGEN has created a molecular diagnostics franchise which, with approximately US$150 million in annual sales in 2007, is one of the largest in the industry. QIAGEN offers the world’s broadest portfolio of molecular diagnostic tests, which are available subject to regulatory approval in many countries of the world.

Digene holds a unique leadership position in molecular diagnostics. Digene’s primary product, Digene® HPV Test, screens for the presence of high-risk types of the HPV virus that have been shown to be the cause of cervical cancer. Digene HPV Test is the only test for HPV that is both FDA-approved and CE-marked. This addresses one of the largest and most rapidly expanding market segments in women’s health and molecular diagnostics.

The strategic rationale for this Transaction is compelling as it combines QIAGEN’s leading technology portfolio and its breadth of molecular diagnostic tests with Digene’s leadership in HPV testing in what is seen as the fastest-growing segment of molecular diagnostics. The joint franchises link virology with oncology, thereby creating an exceptional platform to add next-generation and high-value molecular diagnostic products and strategically position the combined company for future growth. It is consistent with QIAGEN’s strategy to expand the leadership in sample and assay technologies. This Transaction provides QIAGEN with many ways to drive top-line and bottom-line growth, such as access to new channels with existing and new products and combined technology, resources and infrastructure to provide greater operating strengths.

QIAGEN is able to build on the successful partnership which it has had with Digene for more than a decade. The companies have collaborated on various projects, such as Digene’s current Rapid Capture® System, which QIAGEN co-developed and manufactures. By accelerating this existing and productive working relationship, the companies anticipate future growth opportunities and have already begun to develop new products. Value drivers for QIAGEN and the combined entity include:

•	Digene’s highly focused strategy in molecular diagnostics (MDx) is a natural fit into QIAGEN’s strategy;

•

Significant value creation to QIAGEN Shareholders and contribution to QIAGEN’s growth profile that creates a market and technology leading player in molecular diagnostics with over US$350 million of molecular diagnostics revenues;

•	Leadership in HPV testing which is considered one of the most important assays in MDx and is fastest growing, large segment with over US$1 billion market potential;

•	Digene’s leading IP positions in HPV—a virus with more than 100 subtypes, of which approximately 13 are high-risk;

•	Unique regulatory position—Digene has the only FDA-approved test for HPV;

•	HPV bridges QIAGEN’s virology leadership into the fast-growing oncology segment;

•	The HPV assay creates unique value for QIAGEN’s platforms and assay breadth;

•	Accretive to growth in revenues;

•	Industry-leading sales channel with over 300 employees in molecular diagnostics sales, over 1,000 employees overall;

•	Platform for expansion of assay portfolio and other growth opportunities;

•	Expands opportunities across diagnostics, applied testing, pharma and research customers;

•	Technology development and commercialization partners for more than a decade;

•	Similar cultures of focus and excellence;

•	Rapid integration expected due to a long-standing relationship and geographic proximity.

Structure of the Transaction and Purchase Price

QIAGEN is offering to exchange 3.545 ordinary shares of QIAGEN, or US$61.25 in cash, for each outstanding Digene Share that stockholders of Digene validly tender, and do not properly withdraw, before the exchange offer expires, subject to the proration and election procedures described in the Transaction Documents and the related letter of election and transmittal. In the offer, Digene stockholders may elect to receive ordinary shares of QIAGEN, cash, or a combination of shares and cash in exchange for their Digene Shares. However, the aggregate amount of each of the cash consideration and stock consideration that Digene stockholders may receive in connection with the offer is subject to proration because not more than 55% of the Digene Shares tendered in the offer can be exchanged for cash, and not more than 45% of the Digene Shares tendered in the offer can be exchanged for QIAGEN shares. Based on QIAGEN’s and Digene’s closing stock prices on June 1, 2007, the last trading day preceding our first announcement of the offer, the US$61.25 per share of consideration to be received by Digene shareholders represented a premium of approximately 37% to the closing price of Digene Shares.

In the event that after completion of the offer QIAGEN holds at least 50.1% of the fully diluted number of Digene Shares and the other conditions of the offer described below are satisfied, QIAGEN will cause Digene to complete a merger with a subsidiary of QIAGEN, in which each outstanding Digene Share, excluding shares owned by QIAGEN or any subsidiary of QIAGEN, that was not exchanged in the offer will be converted into the right to receive 3.545 ordinary shares of QIAGEN, or US$61.25 in cash, subject to the same election and proration procedures applicable to Digene Shares tendered in the offering, and appraisal rights to the extent applicable under Delaware law. If, after the completion of this offer, either as a result of the offer alone or in conjunction with the exercise of QIAGEN’s option to purchase shares directly from Digene, QIAGEN beneficially owns 90% or more of the outstanding Digene Shares, QIAGEN may effect the merger without the approval of the other Digene stockholders, as permitted under Delaware law. QIAGEN anticipates that following the offer and the merger, current Shareholders will own approximately 78% of the combined company’s shares on a fully diluted basis, and current Digene stockholders will own approximately 22%.

The offer and the subsequent merger are not conditioned on the receipt of financing. QIAGEN intends to pay the cash component of the acquisition consideration through a combination of available cash resources and debt financing. Interim debt financing has been committed by Goldman, Sachs & Co. Assuming that 55% of the Digene Shares tendered in the offer are exchanged for cash, and that 55% of the Digene Shares outstanding following the offer but prior to the merger are converted into the right to receive cash, the aggregate cash required by QIAGEN to consummate the offer and the merger and to pay related fees and expenses is estimated to be approximately US$887 million. QIAGEN intends to deliver the ordinary shares of QIAGEN offered in the offer and the merger from QIAGEN’s available authorized shares.

Conditions

The offer is subject to a number of conditions, and QIAGEN will not be required to accept any tendered shares for exchange if any of these conditions are not satisfied or, where permissible, waived as of the expiration of the offer. These conditions provide, among other things, that:

•

there must be validly tendered and not properly withdrawn prior to the expiration of the offer at least 50.1% of the fully diluted Digene Shares, which is defined as the sum of the shares of Digene common stock outstanding immediately prior to the expiration of the offer and the shares of Digene common stock which Digene may be required to issue pursuant to equity awards outstanding at such time;

•	the registration statement on Form F-4 must have been declared effective, and is not the subject of any stop order or proceedings seeking a stop order;

•	any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 must have expired or been terminated;

•	the shares of QIAGEN issuable in the offer shall have been approved for listing on the Nasdaq Global Select Market;

•	Digene and QIAGEN shall have received certain tax opinions;

•	there shall have been no event having a material adverse effect on Digene and no specified breaches by Digene of the merger agreement;

•

there shall be no legal impediments to the offer and certain events, such as trading suspensions, banking moratoriums or the commencement or acceleration of a war involving the United States shall not have occurred or if any of the foregoing are present at the time of commencement of the offer, there is no material acceleration or worsening thereof;

•	the merger agreement shall not have been terminated pursuant to its terms;

•	the offer shall not have been terminated with the consent of Digene;

•	the merger agreement shall have been adopted by QIAGEN’s Shareholders; and

•	Digene’s board of directors shall not have withdrawn or modified its recommendation of the offer or the merger.

Miscellaneous Provisions of the Transaction Documents

Extension, Termination and Amendment of the Offer

The merger agreement provides that, unless Digene otherwise agrees, QIAGEN must, and, in the case of clause (iii) below, QIAGEN has the option to, extend the offer in the following circumstances for one or more periods:

(i)	beyond the initial scheduled expiration date, up to February 29, 2008, if, at the scheduled or extended expiration date of the offer, any of the conditions to the offer have not been satisfied or, to the extent permitted, waived, until all the conditions to the offer are satisfied or waived. However, if all of the conditions to the offer other than the minimum offer condition have been satisfied, QIAGEN will not be required to extend the offer pursuant to this provision of the merger agreement if QIAGEN has publicly announced the existence of such facts and its intention not to extend the offer at least two business days prior to the date that the extension would otherwise have been required,

(ii)	for any period required by any SEC rule, regulation or position or any period required by applicable law, or

(iii)	for a subsequent offering period of not more than ten business days in the aggregate beyond the latest applicable date that would otherwise be permitted as described in (i) and (ii) above, if, as of the expiration date, all of the conditions to the offer have been satisfied or waived but the number of Digene Shares validly tendered and not withdrawn equals more than 80% and less than 90%, of the outstanding Digene Shares on a fully diluted basis. However, if QIAGEN elects to extend the expiration date pursuant to this provision of the merger agreement, QIAGEN will be deemed to have irrevocably waived all of the conditions to the offer set forth above and Digene shareholders will maintain their withdrawal rights during the pendency of such extension.

QIAGEN is not permitted to extend the offer without the prior written consent of Digene at the time that all conditions to the offer have been satisfied or waived except for a single period not to exceed 10 business days as described in (iii) above.

Subject to the SEC’s applicable rules and regulations and subject to the limitations contained in the merger agreement, QIAGEN also reserves the right, in its discretion:

•

to terminate the offer and not accept for payment or exchange any Digene Shares not previously accepted for payment or exchange, or exchanged, upon the failure of any of the conditions of the offer to be satisfied prior to the expiration of the offer; and

•

to waive any condition (subject to certain conditions requiring Digene’s consent to waive) or otherwise amend the offer (subject to certain conditions requiring Digene’s consent to amend) in any respect prior to the expiration of the offer, by giving oral or written notice of such termination, waiver or amendment to the exchange agent and depositary and by making a public announcement.

QIAGEN will follow any extension, termination, waiver or amendment, as promptly as practicable, with a public announcement. Subject to the requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, and other applicable law, and without limiting the manner in which QIAGEN may choose to make any public announcement, QIAGEN assumes no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release to Business Wire.

Termination of the Merger Agreement

The merger agreement provides that it can be terminated by QIAGEN or Digene under a number of different scenarios, including:

•	by the mutual written consent of the parties;

•	by either party, subject to various conditions, if:

•

the merger is not consummated by February 28, 2008 and the failure to consummate the merger by such date is not due to the failure of the terminating party to fulfil a material obligation under the merger agreement, which has resulted in or principally caused the failure of any condition of the offer or merger to be satisfied on or before such date;

•

a governmental entity or court of competent jurisdiction issues a non-appealable final order permanently restraining, enjoining or otherwise prohibiting the transactions set forth in the merger agreement;

•	the offer expires or is terminated pursuant to the merger agreement without the payment for or exchange of any shares by QIAGEN pursuant to the offer;

•	receipt of the required QIAGEN shareholder approval for the transactions contemplated by the merger agreement, as required by Dutch law, is not received at the EGM; or

•

Hart-Scott-Rodino Antitrust Improvements Act of 1976 approval has not been obtained before the expiration of 120 days after the HSR filing; provided such 120-day period shall be extended for an additional 120 days if the facts and circumstances existing at such time indicate approval will be received within such extended time period with the cooperation in good faith of QIAGEN and Digene in pursuing such approval.

•	by QIAGEN, subject to various conditions, if, prior to the payment or exchange of any Digene Shares by QIAGEN pursuant to the offer:

•

Digene withdraws or modifies its approval of the offer or merger, fails to include such approval in the Schedule 14D-9 it is required to file with the SEC pursuant to the Exchange Act, fails to reaffirm its approval of the offer or merger within three business days, subject to extension under certain circumstances, after QIAGEN’s written request to do so at any time when a competing proposal has been publicly proposed and not rejected by Digene, Digene recommends to Digene stockholders to approve or accept a competing proposal, or Digene has breached certain specified obligations under the merger agreement; or

•

Digene breaches any of its representations or warranties set forth in the merger agreement, which results in Digene’s inability to confirm the truth and accuracy of the representations and warranties to the extent required by the merger agreement at the time of the consummation of the merger, or breaches any of its covenants set forth in the merger agreement, which results in Digene’s inability to confirm its compliance with such covenants to the extent required by the merger agreement at the time of the consummation of the merger, and provided in each case that such breach (if curable) has not been cured within 30 business days after notice of such breach, and further provided that QIAGEN is not in material breach of its obligations under the merger agreement.

•	by Digene, subject to various conditions, if, prior to the payment or exchange of any Digene Shares by QIAGEN pursuant to the offer:

•

QIAGEN breaches any of its representations or warranties set forth in the merger agreement, which results in QIAGEN’s inability to confirm the truth and accuracy of the representations and warranties to the extent required by the merger agreement at the time of the consummation of the merger, or breaches any of its covenants set forth in the merger agreement, which results in QIAGEN’s inability to confirm its compliance with such covenants to the extent required by the merger agreement at the time of the consummation of the merger, and provided in each case that such breach (if curable) has not been cured within 30 business days after notice of such breach, and further provided that Digene is not in material breach of its obligations under the merger agreement; or

•	Digene’s board of directors approves or recommends a competing proposal in compliance with the terms set forth in the merger agreement and pays QIAGEN the termination fee.

Termination Fees

Termination of the merger by either QIAGEN or Digene under specified circumstances could result in QIAGEN or Digene having to pay the other party a cash termination fee of US$59,000,000.

Offers for Alternative Transactions

Digene has agreed not to do any of the following, subject to the exceptions set forth in the merger agreement, relating to unsolicited third-party acquisition proposals:

•

continue any discussions, negotiations or written communications with any party or parties that commenced prior to the execution of the merger agreement with respect to any competing proposal, as defined in the merger agreement;

•	solicit, initiate or knowingly encourage, or otherwise knowingly facilitate, directly or indirectly, any inquiries relating to, any competing proposal;

•	directly or indirectly initiate or participate in any discussions, negotiations or communications regarding any competing proposal;

•

furnish to any third party any non public information or data for the purpose of encouraging or facilitating, or, except where failure to do so would cause Digene’s board of directors to breach its fiduciary obligations under applicable law, provide access to the properties, offices, books, records, officers, directors or employees of Digene for the purpose of encouraging or facilitating, any competing proposal; or

•	release any party from or waive any provision of, any confidentiality or standstill agreement to which it is a party.

Transaction Process and Timing

The Transaction is subject to approval by the Shareholders, the tender of a majority of 50.1% of Digene Shares on a fully diluted basis, as well as customary closing conditions including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. It is anticipated, that the Transaction will close in the August/September time period.

Recommendation of the Transaction to the Shareholders

The Managing Board and the Supervisory Board have unanimously determined, after taking into account the interests of all the Shareholders and other stakeholders, that this Transaction is fair from a financial point of view and presents an attractive proposal for all the Shareholders and other stakeholders. Goldman, Sachs & Co. has issued a fairness opinion confirming that the Transaction if fair to the Shareholders from a financial point of view. This opinion is attached hereto as Annex 2.

4.2	Explanatory Note to Item 3—Amendment of QIAGEN’s Articles of Association

Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association, which authorized share capital cannot be more than five times the issued share capital. As a result of the Transaction, QIAGEN’s issued share capital shall increase, consequently, fewer shares will remain available for issuance in the future. Therefore, to allow for future issuances beyond the current authorized share capital, it is proposed to increase QIAGEN’s authorized share capital.

In view of the limitation under Dutch law, it is proposed to increase the number of ordinary shares under QIAGEN’s authorized share capital as well as the number of preference shares by the amounts that would result in the aggregate nominal value of the preference shares being equal to the aggregate nominal value of the ordinary shares and the financing preference shares. (See Section 4.3 for further details.)

Currently the authorised capital of QIAGEN amounts to EUR 6,000,000, divided into

260,000,000 ordinary shares of EUR 0.01 each;

40,000,000 financing preference shares of EUR 0.01 each; and

300,000,000 preference shares of EUR 0.01 each.

It is proposed to increase the authorized share capital to EUR 9,000,000, divided into

410,000,000 ordinary shares of EUR 0.01 each;

40,000,000 financing preference shares of EUR 0.01 each; and

450,000,000 preference shares of EUR 0.01 each.

The resolution to amend the Articles of Association shall be subject to the completion of the Transaction.

In addition, it is proposed to grant the lawyers at Brauw Blackstone Westbroek N.V. authority to apply for regulatory approval and to execute the notarial deed of amendment of the Articles of Association.

The Supervisory Board recommends that the Shareholders approve this agenda item at the EGM and pass a resolution to this effect.

According to QIAGEN’s Articles of Association, this resolution may be passed by an affirmative vote of a simple majority of votes cast by the Shareholders present or represented at the EGM.

4.3	Explanatory Note to Items 4 a, b and c

In our general meeting of shareholders held on June 16, 2004, the Supervisory Board has been designated for a period of five years to issue shares and grant rights to subscribe for shares in the amount of QIAGEN’s authorized share capital. This designation also entails the authority to limit or exclude pre-emptive rights in connection with the issuance of shares.

The Managing Board and the Supervisory Board consider it in the best interest of QIAGEN and its Shareholders to be able to react timely when strategic business opportunities that require issuance of QIAGEN shares arise. For example, in the past, this designation has been used in doing acquisitions and in relation to the issuance of convertible bonds because of the short window of opportunity for completing such transactions to maximize shareholder value. The opportunity to pursue such strategic business opportunities that require issuance of QIAGEN shares may be limited if QIAGEN will be required to obtain prior shareholder approval to issue shares and/or exclude the Shareholder’s pre-emptive rights.

Therefore, the Managing Board and the Supervisory Board believe that it would be in the best interest of the Shareholders to grant to the Supervisory Board the authority to issue shares when such occasions occur, and to exclude the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to obtain prior shareholder approval at an extraordinary general meeting of shareholders, which would delay the transaction and may create disrupting market speculations.

In the event of any transaction, however, which has a material impact on the identity and nature of QIAGEN, the Managing Board shall (as a matter of Dutch law) obtain prior shareholder approval despite the authorization of the Supervisory Board to issue shares as described herein.

Therefore, in view of the Transaction and the increase of QIAGEN’s issued share capital as a result thereof, it is proposed to renew the current authorization of the Supervisory Board. As the current authorization amounts to QIAGEN’s authorized share capital, it has been decided, to ask for an authorization to issue ordinary shares and financing preference shares and grant rights to subscribe for such shares for up to a maximum of the number of ordinary shares and financing preference shares authorized at the time of the effectiveness of the amendment of the Articles of Association referred to under Section 4.2.

In connection with this authorization, it is proposed to also authorize the Supervisory Board to exclude or limit the pre-emption rights relating to up to 50% of the number of ordinary shares to be issued or rights to subscribe for such shares to be granted under this authorization.

This authorization covers a period of five years commencing as of the effective date of the amendment of QIAGEN’s Articles of Association referred to above under Section 4.2.

In addition to the authorization to issue ordinary shares and financing preference shares, it is proposed to authorize the Supervisory Board to issue preference shares in the amount of preference shares provided for under the authorized share capital with due observance of the limitations set forth below, and subject to the amendment of QIAGEN’s Articles of Association referred to under Section 4.2 becoming effective.

The number of authorized preference shares should be increased because on August 2, 2004 QIAGEN entered into an agreement, or option agreement, with Stichting Preferente Aandelen QIAGEN (“SPAQ”). Pursuant to the option agreement, SPAQ was granted an option to acquire a number of preference shares equal to the total number of all outstanding ordinary shares minus one in QIAGEN share capital at the time of the applicable exercise of the right. The right to acquire preference shares is granted subject to the conditions referred to in the paragraph below.

In order to continue the effectiveness of the option agreement, it is proposed under agenda Item 3 to amend Article 3, Paragraph 1 of QIAGEN’s Articles of Association to increase the number of authorized preference shares from 300,000,000 to 450,000,000 so that the aggregate nominal value for which preference shares can be issued remains equal to the aggregate nominal value for which ordinary shares and financing preference shares can be issued.

Although, the increase in the number of preference shares under the authorized share capital requires a technical amendment to the option agreement only, a new delegation of authority to the Supervisory Board is proposed to, inter alia, bring the current option agreement in line with the new capital structure. Other material changes to the option agreement are not contemplated.

The authorization to issue preference shares and to grant rights to subscribe for such shares is subject to the following conditions.

Preference shares may only be issued in the event that (i) in the opinion of the Supervisory Board, any person who did not acquire shares at our incorporation, shall, alone or pursuant to a mutual arrangement for co-operation jointly with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an amount of common shares or financing preference shares, which in aggregate equals 20% or more of our share capital then outstanding in the form of common shares and financing preference shares; (ii) the Supervisory Board shall declare any person to be an “adverse person” upon a determination that such person, alone or together with its affiliates or associates, has become the (beneficial) owner of an amount of common shares or financing preference shares which the Supervisory Board determines to be substantial (which amount shall in no event be less than 10% of the shares then outstanding), and a determination that (a) such ownership is intended to cause or pressure us to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our Shareholders or (b) such ownership is reasonably likely to cause a material adverse impact on our business prospects.

The authorization covers a period of five years commencing as of the effective date of the amendment of QIAGEN’s Articles of Association referred to above under Section 4.2.

The Supervisory Board recommends that the Shareholders approve these agenda items at the EGM and pass the resolutions to this effect.

According to QIAGEN’s Articles of Association, the resolutions under Items 4a and c may be adopted by an affirmative vote of a simple majority of the votes cast by the Shareholders present or represented at the meeting. The resolution relating to Item 4b would require the affirmative vote of two-thirds of the votes cast at the meeting if less than 50% of the share capital is present or represented at the meeting.

Annex 1

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

DIGENE CORPORATION

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) of Digene’s Annual Report on Form 10-K for the year ended June 30, 2006.

	Fiscal Year Ended June 30,
(in thousands, except per share data)	2002	2003	2004		2005	2006
Consolidated Statements of Operations Data:(1)
Revenues:
Product sales	$45,750	$62,440	$88,815		$113,219	$150,828
Distribution contract	2,357	—	—		—	—
Other revenues	741	662	1,346		1,923	2,060

Total revenues	48,848	63,102	90,161		115,142	152,888
Costs and expenses:
Cost of product sales	12,938	13,383	16,717		20,128	21,888
Royalty and technology	2,093	2,814	1,705		5,394	7,572
Research and development	9,265	10,262	10,744		12,964	17,922
Selling and marketing	17,742	25,099	34,918		45,933	62,815
General and administrative	14,024	16,642	19,298		20,265	26,294
Abbott termination fee	2,500	—	—		—	—
Amortization of intangible assets	150	—	—		—	—
Patent litigation settlements	—	—	—		21,500	—

Total costs and expenses	58,712	68,200	83,382		126,184	136,491
Income (loss) from operations	(9,864)	(5,098)	6,779		(11,042)	16,397
Interest income	729	593	459		808	3,808
Interest expense	(32)	(273)	(184)		(37)	(803)
Other income (expense)	(20)	678	163		(116)	(48)

Income (loss) from operations before minority interest and income taxes	(9,187)	(4,100)	7,217		(10,387)	19,354
Minority interest	—	—	—		(353)	(142)

Income (loss) from operations before income taxes	(9,187)	(4,100)	7,217		(10,740)	19,212
Provision for (benefit from) income taxes	210	224	(14,325	)(2)	(2,573)	10,773

Net income (loss)	$(9,397)	$(4,324)	$21,542		$(8,167)	$8,439
Basic net income (loss) per share(3)	$(0.54)	$(0.24)	$1.13		$(0.41)	$0.39
Diluted net income (loss) per share(3)	$(0.54)	$(0.24)	$1.04		$(0.41)	$0.38
Basic weighted average shares outstanding(3)	17,361	18,136	19,144		19,965	21,769
Diluted weighted average shares outstanding(3)	17,361	18,136	20,806		19,965	22,215

	2002	2003	2004		2005	2006
Consolidated Balance Sheet Data:
Working capital	$39,828	$36,119	$61,786		$52,988	$146,841
Total assets	67,241	63,375	103,270		106,845	231,886
Long-term debt and obligation, less current maturities	3,690	2,154	686		572	19,773
Accumulated deficit	(71,365)	(75,688)	(54,146)		(62,313)	(53,874)
Total stockholders’ equity	39,639	43,006	86,063		79,402	177,046

(1)	Certain amounts have been reclassified to conform to current presentation.
(2)	Includes the partial reversal of the deferred tax valuation allowance approximating $14.9 million.
(3)	Computed on the basis described in Note 2 of the Notes to Consolidated Financial Statements in Digene’s Annual Report on Form 10-K for the year ended June 30, 2006.

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Annex 2—Fairness Opinion

Goldman Sachs & Co. has provided a fairness opinion to the Supervisory Board and were exclusive financial advisors in the Transaction to QIAGEN in connection with the Transaction. The full text of the fairness opinion – which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Goldman Sachs & Co. in rendering their opinion – is included in this Annex. The opinion may not be relied upon by any other party, nor any Shareholder. The opinion relates only to the fairness, from a financial point of view, to QIAGEN of the consideration, taken in the aggregate, to be paid by QIAGEN in the transaction to the shareholders of Digene for the Digene Shares and does not address any other aspect of the Transaction. The fairness opinion does not constitute a recommendation to any Shareholder as to how to vote or act with respect to the Transaction.

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Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004

Tel: 212-902-1000

Goldman Sachs

PERSONAL AND CONFIDENTIAL

June 3, 2007

Qiagen N.V. Supervisory Board

QIAGEN N.V.

Spoorstraat 50

NL-5911 KJ Venlo

The Netherlands

GENTLEMEN:

You have requested our opinion as to the fairness from a financial point of view to Qiagen N.V. (the “Company”) of the Consideration (as defined below) in the aggregate to be paid by the Company in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated June 3, 2007 (the “Agreement”), by and among the Company, Qiagen North American Holdings, Inc., a wholly owned subsidiary of the Company (“Acquisition Sub”), Qiagen Merger Sub, LLC, a wholly owned subsidiary of the Company (“Merger Sub”), and Digene Corporation (“Digene”). The Agreement provides for a tender offer (the “Tender Offer”) for the shares of common stock, par value $0.01 per share (the “Digene Common Stock”), of Digene pursuant to which the Company, Merger Sub or Acquisition Sub will pay, at the election of holders of Digene Common Stock, either $61.25 in cash (the “Cash Consideration”) or 3.545 shares of common stock, par value €0.01 per share (the “Company Common Stock”), of the Company (the “Stock Consideration”) for each share of Digene Common Stock, subject to certain procedures and limitations contained in the Agreement. The Agreement further provides that following completion of the Tender Offer, Digene will be merged with and into Merger Sub (the “Merger”) and each outstanding share of Digene Common Stock (other than shares already owned by the Company or any of its subsidiaries) will be converted, at the election of the holder of such share of Digene Common Stock, into the Cash Consideration or the Stock Consideration, subject to certain procedures and limitations contained in the Agreement. The Stock Consideration, together with the Cash Consideration, is referred to herein as the “Consideration”.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We may act as lead arranger or bookrunner in connection with any financing arrangements which the Company may enter into relating to the Transaction. In addition, we have provided certain investment banking and other financial services to the Company from time to time, including having

A2-2

acted as sole bookrunner on the Company’s $150 million convertible notes offering due 2024 in August 2004 and the Company’s $300 million convertible notes offering due 2026 in May 2006. We have provided certain investment banking and other financial services to Digene from time to time, including having acted as co-manager on Digene’s $84 million offering of Digene Common Stock in November 2005. We also may provide investment banking and other financial services to the Company and Digene in the future. In connection with the above-described services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Digene and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Digene for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement, annual reports to stockholders and Annual Reports on Form 10-K of the Company and Digene for the five fiscal years ended December 31, 2006 for the Company and June 30, 2006 for Digene; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Digene; certain other communications from the Company and Digene to their respective stockholders; certain research analyst reports with respect to the future financial performance of the Company and Digene; certain internal financial analyses and forecasts for Digene prepared by its management; and certain financial analyses and forecasts for the Company and Digene and certain pro forma analyses and forecasts for the combined company, in each case prepared by the management of the Company (the “Forecasts”), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Digene regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Digene. In addition, we have reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Digene Common Stock, compared certain financial and stock market information for Digene and the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device and diagnostics industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Digene or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company, nor are we expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time. We have assumed with your consent that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Digene or on the expected benefits of the Transaction in any way

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meaningful to our analysis. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Supervisory Board of Directors of the Company in connection with its consideration of the Transaction and may not be used for any other purpose or relied upon by any other person without our prior written consent, and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration in the aggregate to be paid by the Company in respect of each share of Digene Common Stock in the Tender Offer and the Merger is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

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ATTENDANCE	FORM TO: QIAGEN N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Extraordinary General Meeting of Shareholders

July 20, 2007

The undersigned, holder of                          registered shares (with share certificate number                  through                 ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Extraordinary General Meeting of Shareholders of the Company to be held on Friday, July 20, 2007 at 10:00 a.m., local time, at Bilderberg Château Holtmuehle, Kasteellaan 10, 5932 AG Venlo, Tegelen, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Extraordinary General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Extraordinary General Meeting of Shareholders.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2007.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification should be received no later than 5 p.m. (New York time) on July 13, 2007 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

QIAGEN N.V.

Proxy for Extraordinary General Meeting of Shareholders

to be held July 20, 2007

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints Mr. Peer M. Schatz, Dr. Joachim Schorr, Mr. Bernd Uder and Mr. Roland Sackers, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Extraordinary General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Friday, July 20, 2007 at 10:00 a.m., local time, at the Bilderberg Château Holtmuehle, Kasteellaan 10, 5932 AG Venlo, Tegelen, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs Mr. Peer M. Schatz, Dr. Joachim Schorr, Mr. Bernd Uder and Mr. Roland Sackers to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the shareholders’ circular related to the meeting, receipt of which is hereby acknowledged, and to act on the following matters set forth in such shareholders’ circular as specified by the undersigned.

If no direction is provided, this proxy will be voted FOR Proposals 1, 2, 3, 4 and 5.

(Continued and to be signed on the reverse side.)

14475

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

July 20, 2007

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

00033300030003000000 3	072007

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.		1. Proposal to approve the acquisition of Digene Corporation.	☐	☐	☐
		2. Proposal to approve an amendment of the Articles of Association of the Company.	☐	☐	☐

3.      Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 2, to issue ordinary and financing preference shares or rights to subscribe for such shares in the capital of the Company for up to a maximum of the number of ordinary shares and financing preference shares authorized at the time of the effectiveness of the amendment of the Articles of Association referred to under Item 2.

			☐	☐	☐

4.      Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 2, to restrict or exclude the pre-emption rights accruing to the Company’s shareholders for up to a maximum of 50% of the number of ordinary shares to be issued or rights to subscribe for such shares to be granted under the authorization referred to under Item 3.

			☐	☐	☐

5.      Proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 2, to issue preference shares or rights to subscribe for preference shares in the capital of the Company for up to a maximum of the number of preference shares authorized and with due observance of the limitations set forth in the Articles of Association.

			☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.

July 10, 2007

Dear Shareholder:

We have previously sent to you proxy material for the upcoming Extraordinary General Meeting of Shareholders of QIAGEN N.V., to be held on July 20, 2007. The Supervisory Board recommends that shareholders vote FOR all items under consideration.

TIME IS SHORT AND YOUR VOTE IMPORTANT!

Your proxy must be received no later than the close of business on July 17, 2007 for your vote to count. Whether or not you have already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Yours sincerely,

Peer M. Schatz

Chief Executive Officer

REMEMBER:

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Version dated

14-6-2007

mro/mvo/mro/mb

H:\mail\74589830_bqe.DOC

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION

QIAGEN N.V.

On the [**] day of [**] two thousand and seven appears before me, Professor Martin van Olffen, notaris (civil-law notary) practising in Amsterdam:

[**].

The person appearing declares that on the [**] day of July two thousand and seven the general meeting of shareholders of Qiagen N.V., a public limited company, with corporate seat in Venlo, the Netherlands, and address at: 5911 KJ Venlo, the Netherlands, Spoorstraat 50, resolved to amend the articles of association of this company and to authorise the person appearing to execute this deed.

Pursuant to those resolutions the person appearing declares that he amends the company’s articles of association as follows:

I.	Article 3 paragraph 1 shall read as follows:

3.1.	The authorised capital of the Company amounts to nine million euro (EUR 9,000,000), divided into four hundred and ten million (410,000,000) ordinary shares of one eurocent (EUR 0.01) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

Finally the person appearing declares that at the time of execution of this deed the issued share capital of the company amounts to ** euro (EUR **).

The required ministerial declaration of no-objection was granted on the [**] day of [**] two thousand and seven, number N.V. 560.236.

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken note of the contents of the deed and agrees with the partial reading thereof, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF QIAGEN N.V.

QIAGEN’s Extraordinary General Meeting of Shareholders (the “Meeting”) was held on July 20, 2007. The following actions were taken at the Meeting:

1. A proposal to approve the acquisition of Digene Corporation was approved by a vote of 47,173,570 for versus 9,335 against. There were 7,322 abstentions.

2. A proposal to amend QIAGEN’s Articles of Association was approved by a vote of 47,151,321 for versus 24,402 against. There were 14,504 abstentions.

3. A proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 2, to issue ordinary and financing preference shares or rights to subscribe for such shares in the capital of QIAGEN for up to a maximum of the number of ordinary shares and financing preference shares authorized at the time of the effectiveness of the amendment of the Articles of Association referred to under Item 2 was approved by a vote of 44,865,534 for versus 2,128,926 against. There were 195,767 abstentions.

4. A proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 2, to restrict or exclude the pre-emption rights accruing to the Shareholders for up to a maximum of 50% of the number of ordinary shares to be issued or rights to subscribe for such shares to be granted under the authorization referred to under Item 3 was approved by a vote of 44,666,303 for versus 2,318,897 against. There were 205,027 abstentions.

5. A proposal to authorize the Supervisory Board for a period of five years, commencing as of the effective date of the amendment of the Articles of Association referred to under Item 2, to issue preference shares or rights to subscribe for preference shares in the capital of QIAGEN for up to a maximum of the number of preference shares authorized and with due observance of the limitations set forth in the Articles of Association was approved by a vote of 25,547,776 for versus 21,581,087 against. There were 61,364 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 26, 2007